Exhibit 99.2


                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)           Investors:  (Europe)          Media:
Jack Howarth                 Emer Reynolds                 Sunny Uberoi
Ph:  212-407-5740            Ph:  353-1-709-4000           Ph:  212-994-8206
     800-252-3526                 00800 28352600                800-252-3526



                ELAN COMPLETES SALE OF ITS PRIMARY CARE FRANCHISE
                      AFTER RECEIVING SHAREHOLDER APPROVAL

DUBLIN, Ireland, June 13, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the completion of the sale of its primary care franchise (principally its rights to Sonata(TM)(zaleplon) and Skelaxin(TM)(metaxalone), related inventory and rights to enhanced formulations of these products) to King Pharmaceuticals, Inc. (NYSE: KG) ("King"). Elan has realized net cash proceeds of $314.5 million from the transaction, which was previously announced on May 20, 2003, after giving effect to the elimination of contractual and potential future payments relating to Sonata and Pharma Operating Ltd., a wholly owned subsidiary of Pharma Marketing Ltd., and a final payment by Elan to Wyeth in respect of Sonata. Elan's primary care sales team, consisting of approximately 350 personnel, will transfer their employment to King. All claims under the pending lawsuit between Elan and King, which had been suspended pending the closing of the transaction, will be dismissed by the parties with prejudice.

At a special shareholders meeting held yesterday (the "Extraordinary General Meeting"), Elan's shareholders approved an ordinary resolution for the sale of the primary care franchise.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.